UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 333-130386

GENTOR RESOURCES INC.
(Exact Name of Registrant as Specified in Charter)

1 FIRST CANADIAN PLACE, SUITE 7070
100 KING STREET WEST,
TORONTO, ONTARIO, M5X 1E3, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTOR RESOURCES INC.
(Registrant)

Date:	March 9, 2012	By:	/s/ Geoffrey G. Farr

		Name:	Geoffrey G. Farr
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibits:

99.1	Material Change Report dated March 9, 2012
99.2	Memorandum and Articles of Association